SUBSCRIPTION AGREEMENT BETWEEN THE FUND AND THE INVESTOR

OnTrack Core Fund

LETTER OF INVESTMENT INTENT

December 28, 2012

To the Board of Trustees of Advisors Preferred Trust:

Effective as of the date first written above, the undersigned  (the "Purchaser") subscribes to purchase a beneficial interest ("Interest") in the OnTrack Core Fund, in the amount of $100,000.00 for 2,000 shares at a net asset value of $50.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.

The Purchaser agrees that each Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

By: /s/ Michael L. Price

Name: Michael L. Price

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